Exhibit 99(p)

PURCHASE AGREEMENT

Ironwood Multi-Strategy Fund LLC (the “Fund”), a Delaware limited liability company, and Jonathan Gans (the “Initial Member”) hereby agree as follows:

1.           The Fund hereby offers to sell to Initial Member and Initial Member hereby agrees to purchase 100 units of the Fund at a price of $1,000 per unit (collectively, the “Units”).  The Fund hereby acknowledges receipt from Initial Member of funds in full payment for the foregoing Units.

2.           Initial Member represents and warrants to the Fund that the foregoing Units are being acquired for investment purposes and not with a view to the distribution thereof.

IN AGREEMENT WHEREOF, and intending to be legally bound hereby, the parties hereto have executed this Purchase Agreement as of the 14th day of October, 2010.

IRONWOOD MULTI-STRATEGY FUND LLC

By:	/s/ Jonathan Gans
Name: Jonathan Gans
Title: Chief Executive Officer and President

JONATHAN GANS

/s/ Jonathan Gans